Exhibit 99.1

ADVANCED ACCELERATOR APPLICATIONS S.A.

Company with share capital of 7.855.621,10 Euros

Head Office : 20, rue Diesel – 01630 Saint Genis Pouilly

441 417 110 RCS Bourg en Bresse

(the « Company »)

SUBSCRIPTION FORM

1.	MODALITIES FOR WARRANTS 2016 ISSUANCE

As per the first resolution of the Extraordinary Shareholder Meeting held on May 26, 2016, the Company’s shareholders have delegated authority to the Board of Directors (BoD) to put in place a warrant plan, and this in accordance with Articles L.225-129-2, L.225-138 and L.228-91 of Commercial Code, and to issue up to a maximum of 149’800 warrants of the Company (the « Warrants 2016 ») to a category of persons who enter into a specific category of beneficiaries that meet the criteria of article L.225-138 of the Commercial Code (the “Delegation Of Authority”). In our case this means persons who, at the warrant issuance date are the Non-Executive Board Members of the Company (“Specified Category”).

On May 26, 2016, the BoD has decided by virtue of the delegation of authority granted to make use of the shareholder authorization. A maximum total of 149’800 Warrants 2016 with a nominal value of € 0.1 per warrant will become available once the subscription period is opened. Beneficiaries of this plan shall be the below listed non-executive Directors of AAA:

-	Mrs. Yvonne Greenstreet;
-	Mr. Claudo Costamagna;
-	Mr. Kapil Dhingra;
-	Mr. Steven Gannon;
-	Mr. Christian Merle;
-	Mr. François Nader;
-	Mr. Leopoldo Zambeletti.

By default every beneficiary shall have the right to subscribe to 21’400 warrants. However, final allocation numbers shall be matched to so accommodate the individual subscription interests. Beneficiaries are therefore asked to communicate in writing to the secretary of the BoD their individual subscription interests.

In its meetings of May 26 and August 30, 2016 the BoD has set the exercise price and the subscription price for the warrants. Each Warrant2016 entitles to subscribe to one (1) ordinary New Share of the Company. The subscription price is set at €5.67 per warrant (US$6.33) and the exercise price is set at €14.58 (US$16.288) per ordinary share. The exercise price is composed of €0.1 nominal value and €14.48 issuance premium. The terms and conditions of the warrant plan 2016 are attached hereto.

Subscription to Warrants 2016 shall be received at the headquarters of the Company from ………… (the Subscription Period). Payment of the subscription price must have been received by the end of the Subscription Period at the designated bank account with Banque Populaire des Alpes.

(Account with IBAN: FR76 1680 7000 2132 6203 5840 289; SWIFT/BIC: CCBPFRPPGRE).

Please remember that this is a Euro denominated account and to make sure that all bank fees are paid by you so that the full and required amount is credited to this account.

The Warrants 2016 shall be issued at the time of the subscription.

2.	SUBSCRIPTION FORM

I, [………………………………………..], hereby undersigned

Taking notice of:

(i)	the last version of the Company’s Article of Association;

(ii)	the minutes of the Company’s shareholder held at May 26, 2016;

(iii)	the minutes of the Board of Directors dated May 26, 2016 and August 30, 2016 that approve the issuance and allocation of a total of 149’800 Warrants 2016 with a unit price of € 5.67 and more especially according to the Warrants 2016 terms and conditions;

(iii)	the Warants 2016 terms and conditions attached in appendix hereto;

Beneficiary, as a result to (i) waive of the preferential right of subscription of the Shareholders of the company and (ii) of the resolutions taken by the Company Board of Direction on May 26, 2016 allowing the right to subscribe to ……………. Warrants 2016,

Declare, by the present subscription form, to subscribe to ……………. Warrants 2016, with a unit price of €5.67,

Declare to fully pay the entire subscription price to the ……………. Warrants 2016 subscribed, this is to say the amount of € ……………., representing the global value amount of the ……………. Warrants 2016 subscribed, on the bank account with:

BANQUE POPULAIRE DES ALPES, Agency of Annemasse, France

(account details: IBAN: FR76 1680 7000 2132 6203 5840 289; SWIFT/BIC: CCBPFRPPGRE).

Made in two (2) original copies.

On _________________ 2016, at _______________________________,

Signature [.][1]

_________________________________

_______________________

1 Before your signature, please hand-write: "Agreement to subscribe to ………….. (……) Warrants2016 for a global subscription price of [.] ([.]) euros, with a unit price per Warrant2016 of ……….. euros (…..€)".

APPENDIX – Warrants 2016 terms and conditions

1.	Subscription to Warrants 2016

1.1	Issuance price of the Warrants 2016

Each Warrant 2016 will be issued at a subscription price of €5.67 (US$6.33) (the “Subscription price of Warrants 2016).

1.2	Subscription period of the Warrants2016

The Subscription to the Warrants2016 will start from ……………., 2016 until ……………., 2016 included. It shall be sent to the headquarters of the Company.

For each subscription of the Warrants 2016 each subscriber shall provide the subscription form with:

-	A copy of the wire transfer

The amount of which will be equal to the Subscription price of Warrants 2016 multiplied by the number of Warrants 2016 requested by the subscriber.

2.	Terms of Warrants 2016

2.2	General Terms of Warrants 2016

2.1.1	Form of the Warrants 2016

The Warrants 2016 will be issued exclusively in the form of registered shares. They will be registered in an account.

2.1.2	Transfer of Warrants 2016

Each Warrant 2016 is freely transferable pursuant to what is stated in the Company’s Articles of Associations.

2.1.3	Fractional Warrants 2016

The Warrants 2016 will be exercised only for a whole number of New Shares.

Each Warrant 2016 can be exercised just once.

2.1.4	Rights on the New Shares

The New Shares, delivered after the exercise of the Warrants 2016, will be subject to Articles of Associations provisions and to general statutory provisions. The New Shares shall be will be ranked with the existing ordinary shares of the company. They will give right to the holder from the issuance date with and with regards to the dividend coupon, entitle to receive dividends at the first day of such exercise.

2.1.5	Body of holders of Warrants 2016 and protection of the rights of the holders of the Warrants 2016

The Holders of the Warrants 2016 will be considered as a collective group (masse) which shall have legal personality pursuant to article L.228-103 du Commercial Code.

Each Warrant 2016 entitles its holder to one vote at meetings of the body. The representative will be appointed by the general meeting of the body. Those representatives will have the power without restriction, or reservation to carry out, separately or collectively on behalf of the body all the acts to protect their common interests.

Pursuant to articles L. 228-98 of the commercial Code, provided that the Warrants 2016 remain in existence:

-	The Company shall not change its legal form or its object unless it is authorized to do so by the issuance contract or as provided for in Article L. 228-103;

-	The Company shall neither change the rules for allocating its profits nor write off its capital unless it is authorized to do so by the issuance contract or as provided for in Article L. 228-103, and subject to its taking the necessary steps to. Maintain the rights of the holders of Warrants 2016 giving access to the capital in the manner described in article L. 228-99. Subject to those same restrictions, however, it may create preference shares;

-	In the event of its capital being reduced, on account of losses, through a reduction in the nominal value or the number of the securities comprising the capital, the rights of the holders of Warrant 2016 giving access to the capital are consequently reduced, as if they had exercised them before the date on which the reduction of capital became definitive;

-	if Company decides to proceed, regardless of their form, with the issue of new capital securities with a preferential subscription right reserved for its shareholders, to distribute reserves, in cash or in kind, or share premiums, or to change the allocation of its profits through the creation of preference shares, the company will have to take all the necessary measures to protect the interests of the holders of Warrants 2016 pursuant to the conditions stated in article L 228-99 of the commercial code. To that end, it shall:

1° Permit the holders of Warrants 2016 those rights to exercise Warrants 2016, if the period stipulated for the exercise has not yet commenced, to enable them to participate immediately in the operations referred to in the first paragraph or to benefit therefrom;

2° Take provisions which will allow them, should they exercise their Warrants 2016 subsequently, to irrevocably subscribe the new transferable securities issued, or to obtain a free allotment thereof, or to receive cash or goods similar to those which would have been distributed to them, in the same quantities or proportions and under the same conditions, save for possession, had they been shareholders when those operations took place;

3° Change the conditions of subscription, the bases of conversion, or the terms and conditions of exchange or allotment initially laid down, in order to take account of the impact of the operations referred to in the first paragraph.

The Company may simultaneously take the measures indicated under 1° and 2° above. It may, in all cases, replace them with the adjustment authorized in 3°.

In the event of its capital being reduced, not due to losses, but through a reduction in the nominal value of the shares issued by the Company, the Exercise Price of the New Shares will be reduced proportionally.

In the event of its capital being reduced, not due to losses, but through a reduction in the nominal value of shares issued by the Company, the holders of Warrants 2016, if they exercise their rights, may require the redemption of their New Shares in the same conditions in which they would have been if they were holders of New Shares at the redemption date by the company of its own shares.

In addition, in the event of new capital securities or new transferable securities giving access to the capital being issued, and likewise in the event of a merger or demerger of the company issuing such securities, the Board Of Directors may suspend the option to obtain an allotment of Warrants2016 through exercise of the right referred to in Article L. 225-149-1 during a maximum period of three months pursuant to article R.225-133 French Commercial Code.

2.2	Specific terms of Warrants 2016

2.2.1	Price and the exercise ratio of Warrant 2016

Each Warrant 2016 gives a right to subscribe to one (1) New Share at a subscription price of €14.58 (the “Exercise Price”) per New Share comprised of €0.10 of nominal value and €14.48 of issuance premium, provided that, in the event of operations on the share capital of the company, the Exercise Price will be adjusted in accordance with paragraph 2.1.5 above and pursuant to the adjustments realized on the existing ordinary shares.

2.2.2	Conditions of exercise of Warrants 2016

Warrants 2016 may be exercised freely and unconditionally any time during the Exercise Period by the Holders.

2.2.3	Exercise Period of the Warrants 2016

Each Warrant 2016 may be exercised for a period of thirty six (36) months from the subscription date (the “Exercise Period”).

At the expiration of the exercise period, the Warrants 2016 shall lapse automatically without further formalities whatsoever for the Company or the Holders of the Warrants 2016.

2.2.4	Notification of the exercise of the Warrant 2016

At the subscription date of the Warrants 2016, the request of subscription of New Shares per exercise of Warrants 2016 (“Exercise Notification”) (i) shall be sent to the Company during the Exercise Period by simple letter, letter with acknowledgement of receipt or hand-delivered letter and (ii) attached to it, shall (a) be joined a subscription allotment of New Shares to which the Warrants 2016 gives right and (b) an indication whether payment will be made by either:

-	wire transfer; or

-	A request for set-off with unquestionable, liquid and due claims on the company owned by the holders of Warrants 2016;

2.2.5	Release on the Exercise Price related to the issuance of New Shares on exercises of Warrants 2016

For each Warrant 2016, exercised by the holders of the Warrants 2016, and once the Exercise Price is paid by the Company; the Chief Executing Officer of the company pursuant to the delegation authority granted herein shall note the definitive realization of the issuance of the New Shares and to proceed to all the modifications in the Articles of Association necessary for the exercise of Warrants 2016.

2.2.6.	Disposition applicable to the Warrants 2016

Warrants 2016 especially its exercise and transfer are subject to the provision of the Company’s Articles of Association.

2.2.7.	Applicable law

The Warrants 2016 shall be governed by the French law.